EXHIBIT 4.4

                              EMPLOYMENT AGREEMENT

     This Agreement is made and entered into this 1st day of April, 2002 (the "Effective Date") by and between Vista Exploration Corporation, a Colorado corporation ("Employer"), and Charles A. Ross, Sr. ("Employee").

     1. Employment. Employer hereby employs Employee and Employee hereby accepts such employment, subject to the terms and conditions of this Agreement. Employee shall serve in the capacity of President, report directly to the Board of Directors and shall perform such functions as the Board of Directors of Employer shall determine from time to time; provided, however, that Employee's duties shall always be professional in nature and shall utilize and be consistent with the training, talent and ability of Employee.

     2. Full-Time Best Efforts. Employee shall devote essentially his full professional time and attention to the performance of his obligations under this Agreement, and shall at all times perform all of his obligations hereunder to the best of his ability, experience and talent.

     3. Term and Termination. The term of this Agreement shall commence on the Effective Date and shall continue uninterrupted for a period of one (1) year, unless sooner terminated or extended year-to-year by mutual agreement or as provided below in this Section 3. Failure to agree to an extension shall not be deemed a termination but only a lapse of the employment. This Agreement may be otherwise terminated as follows:

          (a) Employer may terminate the employment of Employee hereunder:

               (i) upon the death of Employee;

               (ii) upon Employee's inability, by reason of sickness or other disability, to perform his obligations hereunder for more than ninety
          (90) consecutive days;

               (iii) upon a showing of good cause, which for purposes of this Agreement shall mean: (A) Employee's failure to act in accordance with this Agreement or any other breach of this Agreement by Employee; (B) Employee's willful misconduct, negligence or incompetence in the discharge of his duties hereunder; or (C) Employee's commission of any act detrimental to Employer or any act of moral turpitude; provided, however, that prior to terminating Employee pursuant to clause (A) or
          (B), Employer shall give Employee at least thirty (30) business days' written notice of an intent to terminate due to such failure to act or breach, which notice shall specify such failure or breach, and, if Employee cures such failure or breach within such thirty (30) day period, this Agreement shall remain in full force and effect; or

               (iv) after the initial term of this Agreement, for any reason upon thirty (30) days' prior written notice; provided that if Employee is terminated pursuant to this Section 3(a)(iv): (i) Employer shall pay Employee a severance benefit equal to six (6) month's salary for each full year of service Employee has completed for Employer; and
          (ii) Employer shall additionally provide Employee and his dependents up to six months' health care insurance continuation following the date of termination. Notwithstanding the foregoing, benefits shall be reduced to the extent that comparable benefits are provided to Employee and his dependents by another employer. At its option, Employer may pay thirty (30) days of additional compensation in lieu of the thirty (30) days' prior notice set forth above.

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          (b) Employee may terminate his employment hereunder upon at least thirty (30) days' prior written notice to Employer.

     4. Compensation. In consideration for his services, Employer shall pay Employee a base salary at the rate of Sixty Thousand Dollars ($60,000) per annum. Employee's salary hereunder shall be payable in bi-monthly installments, or on such other payment schedule as is used to pay similarly situated employees of Employer. Employee shall be eligible for annual increases in base salary as determined by the Board of Directors of Employer in its sole discretion based upon Employee's performance and the financial performance of Employer. Employee agrees to defer the receipt of his salary for a period of (i) up to six (6) months; (ii) the Employer has received an additional Two Hundred Thousand Dollars ($200,000) in debt or equity capital infusion; (iii) the Employer starts receiving revenue from operations; or (iv) there is a change of control requiring an 8-K filing, whichever first occurs.

     5. Stock Options Grant. Employee is hereby granted options exercisable for a period of five years to purchase five hundred thousand (500,000) shares of the Employer's common stock at an exercise price $.10 per share (current market value as of the date hereof). The options shall be fully vested as of the date of this grant. Employer shall use its best efforts to register the common shares underlying the options grant within ninety (90) days of the date of this Agreement. Should the Employee terminate his employment with the Employer during the term of this Agreement or should his employment be terminated, the Employee shall have a period of one hundred eighty (180) days to exercise his options or they shall expire.

     6. Employee Benefits. Employee shall be entitled to such employee benefits as are from time to time made available generally by Employer to similarly situated employees, including paid vacation and sick leave, health, retirement benefits, dental and vision insurance, life insurance, disability insurance and office amenities.

     7. Miscellaneous.

          (a) Entire Agreement. This Agreement contains the complete agreement between the parties with respect to the subject matter hereof and supersedes any prior agreements or understandings, written or oral. No waiver under this Agreement shall be valid unless it is in writing and duly executed by the party to be charged therewith. This Agreement may be amended at any time, provided that such agreement is in writing and is signed by each of the parties hereto.

          (b) Severability. If any provision of this Agreement shall be held to be invalid, illegal or unenforceable, such provision may be severed or enforced to the extent possible, and such invalidity, illegality or unenforceability shall not affect the remainder of this Agreement.

          (c) Binding Effect. This Agreement may not be assigned by Employee. Subject to that limitation, this Agreement shall be binding upon and shall inure to the benefit of Employee, his heirs and personal representatives, and shall be binding upon and shall inure to the benefit of Employer, its successors and assigns.

          (d) Governing Law. This Agreement and all questions arising hereunder shall be governed by the laws of the State of Kansas.


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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.


EMPLOYER:                                       EMPLOYEE:

VISTA EXPLORATION CORPORATION

By: /s/ Charles A. Ross, Sr.                    /s/ Charles A. Ross, Sr.
    ------------------------                    ------------------------
Print Name: Charles A. Ross, Sr.
Title: President